SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended July, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

13 July, 2011

BP AND CO-VENTURERS APPROVE £3 BILLION
RE-DEVELOPMENT OF SCHIEHALLION
AND LOYAL FIELDS

On behalf of its co-venturers BP is pleased to announce an agreement to progress a major re-development of the Schiehallion and Loyal oil fields to the west of the Shetland Islands.

Schiehallion and Loyal have produced nearly 400 million barrels of oil since production started in 1998 and an estimated 450 million barrels of resource is still available. The investment of circa £3 billion in the re-development of the fields will take production out to 2035 and possibly beyond.

Trevor Garlick, Regional President for BP's North Sea business, said: "This important milestone is consistent with BP's strategy to sustain a material, high quality business in the North Sea region. The Schiehallion and Loyal oil fields are established assets with a strong future - and we and our co-venturers are taking some significant steps to maximise the greater potential we now see in these fields."

BP has developed a strong track record west of Shetland over the past two decades and will use the latest technology to maximise recovery from these fields.

The Quad 204 project involves replacing the existing Schiehallion Floating, Production, Storage and Offloading (FPSO) vessel with a new FPSO which is scheduled to be installed in 2015. The new vessel will be 270 metres long by 52 metres wide and able to process and export up to 130,000 barrels a day of oil, and store in excess of 1 million barrels.

There will also be a major investment in the upgrading and replacement of the subsea facilities to enable the full development of the reserves.

The new facilities are scheduled to commence production in 2016.

BP will have a 36.3 per cent ownership interest in the new FPSO, with other interests as follows: Shell (36.3 per cent); Hess Ltd (12.90 per cent); Statoil (UK) Ltd (4.84 per cent); OMV (UK) Ltd. (4.84 per cent) and Murphy Petroleum (4.84 per cent).

Further information:
BP press office, Aberdeen: +44 (0)1224 832030
BP press office, London: +44 (0)207 496 4076

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 13 July 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary